

July 16, 2007

Via Facsimile ((404) 527-4198) and U.S. Mail

Thomas Wardell, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street NE
Atlanta, GA 30308

>   **Re: Pediatric Services of America, Inc.**
>   **Amended Schedule 13E-3**
>   **Filed July 3, 2007**
>   **File No. 005-44129**
>
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 3, 2007**
>   **File No. 000-23946**

Dear Mr. Wardell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amended Schedule 13E-3

1.   Please file the memorandum of understanding between the Portfolio Logic Parties and the D^3 Parties. Refer to Item 1016(d) of Regulation M-A.

Proxy Statement

Cover Page

2.   We reissue comment 5 as it related to the form of proxy.

Summary Term Sheet, page 1

3.   Please quantify in the paragraph caption "Effects of the Merger" the minority interest to be held by the D^3 Family Funds in Newco.

Special Factors

Background of the Merger, page 10

4.   We note your response to comment 9 and the revisions made in response to comment 11. Please tell us how the February 6 presentation is not considered to be materially related to the going private transaction if it was used, in part, to determine the consideration sought in the current transaction.

Our Purposes and Reasons for the Merger, page 14

5.   Please disclose the substance of your response to comment 15.

6.   Refer to the section captioned "Substantive Fairness." We reissue previous comment 16. Please revise the first, second and sixth bullet points on page 15 to explain *how* the board of directors considered the matters discussed and how these factors supported the fairness determination made by the board.

7.   We reissue comment 19. We note that your directors and officers as well as the D^3 Parties are affiliates of the company.

8.   Please disclose the substance of your response to comment 20 with respect to the decision not to seek the approval of unaffiliated security holders.

Opinions of Financial Advisor, page 18

9.   We reissue clauses (iii) and (iv) of comment 24. Please disclose the data previously requested for each transaction used in the Acquisition Premium Analysis. Revise your disclosure to show how the financial advisor derived the implied per share equity values from the relevant data. We note the information in pages 23-27 of the advisor's report.

10.   We reissue comment 25 in part. Explain what, if any, conclusion was reached by the financial advisor as a result of it obtaining not meaningful or not available values.

The Position of the Portfolio Logic Parties as to the Fairness of the Merger, page 27

11.   We note the revisions made in this section in your response to comment 17. We also note that the Portfolio Logic Parties considered the fact that the company received a fairness opinion but they did not adopt it or, we assume, the related analyses. Please revise your to describe specifically the extent to which these parties used the fairness opinion or the related analyses in making their fairness determination. For example, while the company's board adopted the financial advisor's opinion and its market price premium analysis may have been impacted by the timing of the financial advisor's work, the Portfolio Logic Parties could have performed their own market analysis without regard to timing limitations applicable to the financial advisor.

12.   We reissue comment 20 as it relates to the disclosure in this section.

Certain Effects of the Merger, page 29

13.   Please fill in the blanks in the table in this section.

Selected Historical Consolidated Financial Information of PSA, page 57

14.   Please disclose the substance of your response to comment 38 as it relates to the ratio of earnings to fixed charges.

Closing

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers & Acquisitions